Exhibit 99.1

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF SEPTEMBER 30, 2022, AND MARCH 31, 2022

AND

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

HAPPINESS DEVELOPMENT GROUP LIMITED

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2022, AND MARCH 31, 2022

(UNAUDITED)

(IN U.S. DOLLARS)

	As of September 30,	As of March 31,
	2022	2022
ASSETS
Current assets
Cash and cash equivalents	$11,252,396	$19,733,631
Accounts receivable, net of allowance for doubtful accounts of $414,446 and $463,514, respectively	24,754,419	27,447,907
Notes receivable	-	89,332
Inventories	1,626,960	1,389,561
Prepaid expenses and other current assets	7,868,198	7,909,233
Total current assets	45,501,973	56,569,664

Property, plant and equipment, net	9,345,652	11,246,815
Intangible assets, net	8,294,643	10,101,405
Goodwill	8,865,954	10,084,201
Deferred tax assets	654,262	3,796,492
Prepaid assets	3,303,216	5,627,099
TOTAL ASSETS	$75,965,700	$97,425,676

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$18,423,109	$12,155,733
Other payables and accrued liabilities	1,733,273	3,469,768
Income tax payable	334,530	37,225
Short-term bank borrowings	2,147,948	2,268,360
Total current liabilities	22,638,860	17,931,086
Deferred tax liability	1,774,698	2,079,986
TOTAL LIABILITIES	24,413,558	20,011,072

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, $0.01 par value, 350,000,000 shares authorized, 67,004,583 and 30,481,580 shares issued and outstanding, respectively	33,502	33,502
Class B Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 12,095,100 and 0 shares issued and outstanding, respectively	6,048	6,048
Preferred shares, $0.01 par value, 50,000,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	53,871,226	53,871,226
Statutory reserve	7,622,765	7,622,765
(Accumulated Deficit) Retained Earnings	(7,084,172)	12,285,281
Accumulated other comprehensive (loss) income	(380,257)	4,306,536
Total Happiness Development Group Limited’s shareholders’ equity	54,069,112	78,125,358

Non-controlling interests	(2,516,970)	(710,754)

Total shareholders’ equity	51,552,142	77,414,604

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$75,965,700	$97,425,676

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2022	2021
Revenues	$52,990,008	$46,884,584
Cost of revenues	(50,460,142)	(41,210,047)
Gross profit	2,529,866	5,674,537

Operating expenses:
Selling and marketing	17,822,898	11,636,367
General and administrative	3,897,392	3,780,718
Research and development	402,544	789,482
Gain on disposal of subsidiaries	(67,501)	-
Total operating expenses	22,055,333	16,206,567

Operating loss	(19,525,467)	(10,532,030)

Other income (expenses):
Interest income	16,832	62,737
Interest expense	(35,054)	(38,511)
Other (loss)/ income, net	(298,566)	114,059
Total other (loss)/ income, net	(316,788)	138,285

(Loss) /income before income taxes	(19,842,255)	(10,393,745)

Income tax provision	(2,896,428)	(149,429)

Net loss	$(22,738,683)	$(10,543,174)
Net loss attributable to non-controlling interests	3,369,230	488,314
Net loss attributable to Happiness Development Group Limited	(19,369,453)	(10,054,860)

Other comprehensive income (loss):
Foreign currency translation adjustments	(4,606,029)	1,607,416
Comprehensive loss	$(27,344,712)	$(8,935,758)
Less: comprehensive income /(loss) attributable to non-controlling interests:	(80,764)	2,523,603
Comprehensive loss attributable to Happiness Development Group Limited	(27,425,476)	(6,412,155)
Basic and diluted earnings (loss) per ordinary share
Basic and diluted	$(0.48)	$(0.37)
Weighted average number of ordinary shares outstanding
Basic and diluted	40,485,912	26,933,050

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(UNAUDITED)

(IN U.S. DOLLARS)

	Class A Ordinary shares	Class A Ordinary shares amount	Class B Ordinary shares	Class B Ordinary shares amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total Happiness Development Group Limited shareholders’ equity	Non-controlling interests	Total equity
Balance at March 31, 2022	67,004,583	$33,502	12,095,100	$6,048	$53,871,226	$7,622,765	$12,285,281	$4,306,536	$78,125,358	$(710,754)	$77,414,604
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	-	1,482,250	1,482,250
Net loss	-	-	-	-	-	-	(19,369,453)	-	(19,369,453)	(3,369,230)	(22,738,683)
Foreign currency translation adjustments	-	-	-	-	-	-	-	(4,686,793)	(4,686,793)	80,764	(4,606,029)
Balance at September 30, 2022	67,004,583	$33,502	12,095,100	$6,048	$53,871,226	$7,622,765	$(7,084,172)	$(380,257)	$54,069,112	$(2,516,970)	$51,552,142

	Class A Ordinary shares	Class A Ordinary shares amount	Class B Ordinary shares	Class B Ordinary shares amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total Happiness Development Group Limited shareholders’ equity	Non-controlling interests	Total equity

Balance at March 31, 2021	30,481,580	$15,241	-	$-	$26,545,384	$7,622,765	$61,475,891	$(913,621)	$94,745,660	$2,891,396	$97,637,056
Ordinary shares issued for cash	1,240,000	620	-	-	2,156,980	-	-	-	2,157,600	-	2,157,600
Ordinary shares issued for services	231,445	116	-	-	351,696	-	-	-	351,812	-	351,812
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	-	77,096	77,096
Net loss	-	-	-	-	-	-	(10,054,860)	-	(10,054,860)	(488,314)	(10,543,174)
Foreign currency translation adjustments	-	-	-	-	-	-	-	4,131,019	4,131,019	(2,523,603)	1,607,416
Balance at September 30, 2021	31,953,025	$15,977	-	$-	$29,054,060	$7,622,765	$51,421,031	$3,217,398	$91,331,231	$(43,425)	$91,287,806

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2022	2021
Cash Flows from Operating Activities:
Net loss	$(22,738,683)	$(10,543,174)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,508,899	517,430
Share-based compensation	-	351,812
Loss on disposal of equipment	90,636	-
Gain on disposal of subsidiaries	(67,501)	-
Deferred taxes	2,777,480	-
Changes in operating assets and liabilities:
Accounts receivable	(221,976)	15,909,423
Notes receivable	83,553	-
Inventories	(402,204)	(239,266)
Due from related parties	-	(124,808)
Prepaid expenses and other current assets	3,749,785	12,489,464
Other assets	1,829,929	881,539
Accounts payable	7,902,017	32,141
Other payables and accrued liabilities	(3,010,913)	(12,179,570)
Income taxes payable	315,115	(340,235)
Net cash (used in) provided by operating activities	(8,183,863)	6,754,756

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(84,912)	(179,265)
Purchase of intangible assets	-	(17,050)
Purchase of BAODENG	-	(17,913)
Net cash used in investing activities	(84,912)	(214,228)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares	-	2,157,600
Capital contributions from noncontrolling interest shareholders	1,473,340	77,096
Proceeds from short-term loans	1,156,572	1,085,019
Repayments on short-term loans	(1,031,338)	(1,348,524)
Net cash provided by financing activities	1,598,574	1,971,191

Effect of exchange rate changes on cash and cash equivalents	(1,811,034)	639,573

Net (decrease) increase in cash and cash equivalents	(8,481,235)	9,151,292
Cash and cash equivalents at the beginning of period	19,733,631	36,558,752

Cash and cash equivalents at the end of period	$11,252,396	$45,710,044

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$528	$558,491
Cash paid for interest expense	$35,054	$38,511

Supplemental disclosures of cash flows information:
Consideration from disposal of subsidiaries	$589,336	$-

HAPPINESS DEVELOPMENT GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Happiness Development Group Limited (“Happiness Development”) is a holding company. It was incorporated on February 13, 2018 under the laws of the Cayman Islands and named Happiness Biotech Group Limited. On November 5, 2021, the Company changed its name to Happiness Development Group Limited under the special resolution dated October 21, 2021. The Company has no substantive operations other than holding all of the outstanding share capital of Happiness Biology Technology Group Limited (“Happiness Hong Kong”). Happiness Hong Kong is a holding company of all of the equity or ownership of Happiness (Nanping) Biotech Co., Limited (“Happiness Nanping”).

Happiness Nanping is a holding company of all of the equity or ownership of Fujian Happiness Biotech Co., Limited (“Fujian Happiness”), Fuzhou Happiness Enterprise Management Consulting Co., Ltd. (“Fujian Consulting”), Happy Buy (Fujian) Network Technology Co., Ltd. (“Happy Buy”), Taochejun (Fujian) Automobile Sales Co., Ltd. (“Fujian Taochejun”).

Reorganization

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of Happiness Development Group Limited, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Nanping) Biotech Co., Limited, a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Nanping. Happiness Development, Happiness Hong Kong and Happiness Nanping are all holding companies and had not commenced operation until August 21, 2018.

Prior to the reorganization, Mr. Wang Xuezhu, Chief Executive Officer owns 47.7% ownership of Fujian Happiness. On August 21, 2018, Mr. Wang Xuezhu and other shareholders of Fujian Happiness transferred their 100% ownership interests in Fujian Happiness to Happiness Nanping, which is 100% owned by Happiness Hong Kong. After the reorganization, Happiness Development owns 100% equity interests of Fujian Happiness. Mr. Wang Xuezhu, who owns 52.37% ownership of Happiness Development, became the ultimate controlling shareholder (“the Controlling Shareholder”) of the Company.

Since the Company is effectively controlled by the same Controlling Shareholder before and after the reorganization, it is considered under common control. Therefore, the above-mentioned transactions were accounted for as a recapitalization. The reorganization has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company.

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 90,000,000 Ordinary shares and 10,000,000 Preferred shares. The authorized ordinary shares became 100,000,000 shares and the par value was changed from $1 to $0.0005. On the same day, the Company cancelled 77,223,100 ordinary shares and sold additional 223,100 ordinary shares. As of September 30, 2022, the Company has 67,004,583 Class A ordinary shares issued and outstanding and 12,095,100 Class B ordinary shares issued and outstanding. The Company has retrospectively reflected the stock subdivision and cancellation in all periods presented in these financial statements.

During the reporting periods, the Company has several subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Registered Capital	% of Ownership	Principal Activities
Happiness (Nanping) Biotech Co., Ltd. (“Nanping Happiness”)	June 1, 2018	PRC	US$ 36,100,000		Investment
Fujian Happiness Biotech Co., Ltd (“Fujian Happiness”)	November 19, 2004	PRC	RMB 100,000,000	100% by Nanping Happiness	Research, development, production and selling of nutraceutical and dietary supplements
Fujian Happiness comes Medical Equipment Manufacturing Co., Ltd.	April 15, 2020	PRC	RMB 10,000,000	51% by Fujian Happiness	Selling of medical equipment
Shunchang Happiness comes Health Products Co., Ltd.	May 19, 1998	PRC	RMB 2,000,000	100% by Fujian Happiness	Research, development, production and selling of edible fungi
Fujian Shennongjiagu Development Co., Ltd.(“Shennong”)	December 10, 2012	PRC	RMB 51,110,000	70% by Fujian Happiness	Advertising service, online sales, food sales, data service, information consulting service
Fuzhou Hekangyuan Trading Co., Ltd. (“Hekangyuan”)	October 13, 2017	PRC	RMB 10,000,000	100% by Fujian Happiness	Advertising service, online sales, food sales, commodity sales, information consulting service
Fuzhou Happiness Enterprise Management Consulting Co., Ltd.	December 15, 2020	PRC	RMB 1,000,000	100% by Nanping Happiness	Management and consulting service
Happy Buy (Fujian) Network Technology Co., Ltd. (“Happy Buy”)	July 16, 2020	PRC	RMB 30,000,000	100% by Nanping Happiness	Advertising service, online sales
Fujian Happy Studio Network Technology Co. LTD	August 10, 2020	PRC	RMB 10,000,000	51% by Happy Buy	Advertising service

Happy Buy (Nanping) Automobile Sales Co., Ltd.	December 15, 2020	PRC	RMB 5,000,000	100% by Happy Buy Automobile	Automobile sales
Shunchang Haiwushuo Brand Management Co., Ltd. (“Shunchang Haiwushuo”)	September 2, 2021	PRC	RMB 1,000,000	51% by Happy Buy	Advertising service, online sales
Taochejun (Fujian) Automobile Sales Co., Ltd.	April 27, 2021	PRC	RMB 30,000,000	51% by Nanping Happiness	Automobile sales
Wuhan Xingfu Youxuan Automobile Sales Co., Ltd.	May 12, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales
Taochejun (Hangzhou) New Energy Technology Co., Ltd. (“Hangzhou Taochejun”)	July 12, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Technology service, automobile sales
Happy Travel Technology (Fujian) Co., Ltd.	October 27, 2020	PRC	RMB 50,000,000	100% by Fujian Taochejun	Technology service, automobile sales
Sichuan Taochejun New Energy Technology Co., Ltd.	July 13, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales.
Taochejun (Fuzhou) Automotive Technology Co., Ltd.	December 27, 2019	PRC	RMB 30,000,000	60% by Fujian Taochejun	Automobile sales, online sales
Fuzhou Taochejun Culture Media Co., Ltd.	July 12, 2021	PRC	RMB 1,000,000	100% by Fujian Taochejun	Advertising service, information consulting service,
Taochejun (Hainan) New Energy Technology Co., Ltd.	June 15, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales, online sales, car rental service
Hunan Xingfu Vehicle Source Technology Co., Ltd.	May 28, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	NEV charging technology service, advertising service, automobile sales, automobile parts sales
Happy Automobile Service (Nanping) Co., Ltd.	December 4, 2020	PRC	RMB 30,000,000	70% by Fujian Taochejun	Automobile sales, online sales

(a)	During the six months ended September 30, 2022, the Company closed 13 subsidiaries to optimize the Company’s structure on online store business.

(b)	Hangzhou C’est la vie and its subsidiaries were focus on the online store operation. In August 2022, the Company disposed Hangzhou C’est la vie and its subsidiaries to a third party.

(c)	Happy Unicorn and its subsidiaries were focus on the online store operation and automobile sales. In August 2022, the Company disposed Happy Unicorn and its subsidiaries to a third party.

(d)	Putian City Hanjiang District Zhiran Trading Co., Ltd. was a company with no operation. The Company closed it in April 2022.

(e)	Putian City Hanjiang District Qiyao Trading Co., Ltd. was a company with no operation. The Company closed it in May 2022.

(f)	Haiwushuo (Hangzhou) Media Technology Co., Ltd. was a company with no operation. The Company closed it in May 2022.

(g)	Putian City Hanjiang District Luochen Network Technology Co., Ltd. was a company with no operation. The Company closed it in June 2022.

(h)	Shunchang Penghong Electronic Commerce Co., Ltd. was a company with no operation. The Company closed it in June 2022.

(i)	Shunchang Salt Sweet Network Technology Co., Ltd. was a company with no operation. The Company closed it in July 2022.

(j)	Haiwushuo (Fujian) Food Co., Ltd. was a company with no operation. The Company closed it in July 2022.

(k)	Ganzhou Youjia New Energy Automobile Sales Co., Ltd. and Happy car source (Ningbo) Automobile Service Co., Ltd. were disposed in June 2022 due to the business optimization.

(l)	Zhejiang Yiche Chuxing Technology Co., Ltd. was disposed in July 2022 due to the business optimization.

(m)	Hangzhou Xingfuyouche Automobile Partnership (L.P.), Taochejun (Xi'an) Car Rental Co., Ltd. and Hunan Xingfu Vehicle Source Technology Co., Ltd. were disposed in September 2022 due to the business optimization.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of Happiness Development and its subsidiaries (collectively, the “Company”). All inter-company balances and transactions have been eliminated upon consolidation.

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of comprehensive (loss)/income to distinguish the interests from that of the Company. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include,   but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, inventory reserve, allowance for credit losses, goodwill impairment, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and purchase price allocation in connection with the business combination. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

Business combination

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

Accounting Standards Codification (“ASC”) 805 establishes a measurement period to provide the Company with a reasonable amount of time to obtain the information necessary to identify and measure various items in a business combination and cannot extend beyond one year from the acquisition date.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains all bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined using the weighted-average method. In addition to cost of raw materials, work in progress and finished goods include direct labor costs and overheads. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or market value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. If actual demand is lower than the forecasted demand, additional inventory write-downs may be required.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB ASC 350 guidance on “Testing of Goodwill for Impairment”, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and the carrying amount will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

As of September 30, 2022, goodwill resulting from business acquisitions have been allocated into two reporting units, including Shennong and Hekangyuan. The Company evaluates if goodwill impairment may be indicated on quarterly basis and performs the annual goodwill impairment assessment as of March 31. The Company performed qualitative assessments for the goodwill. Based on the requirements of ASC 350-20, the Company evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and the share price of the Company. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of goodwill, and further impairment testing on goodwill was unnecessary as of September 30, 2022.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful Lives
Buildings	20 years
Machinery	10 years
Furniture, fixture and electronic equipment	3-10 years
Vehicles	4 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets

Intangible assets with definite lives are initially recorded at cost. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives. Intangible assets with indefinite lives should not be amortized but should be tested for impairment at least annually or when event occurs or circumstances that could indicate that the asset might be impaired.

The estimated useful lives of intangible assets are as follows:

Useful life
Land use right	50 years
Licensed software	5-10 years
Trademark	10 years
Customer relationship	5 years

Impairment of Long-lived Assets other than goodwill

The Company reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2022 and March 31, 2022.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, Fair Value Measurement and Disclosures, requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, other receivable, accounts payable, short-term borrowings, accounts payable, income tax assets and liabilities and income taxes payable and to approximate the fair value of the respective assets and liabilities at September 30, 2022 and March 31, 2022 based upon the short-term nature of the assets and liabilities.

Warrants

The Company accounts for the warrants pursuant to share exchange agreements in accordance with the guidance contained in ASC 815, under which the warrants do not meet the criteria for equity classification and must be recorded as liabilities. All such warrant agreements contain fixed strike prices and number of shares that may be issued at the fixed strike price, and do not contain exercise contingencies that adjust the strike price or number of shares issuable upon settlement of the warrants. All such warrant agreements are exercisable at the option of the holder and settled in shares of the Company. The warrants are qualified as equity-linked instrument embedded in a host instrument whereby do not meet definition of derivative, therefore it’s not required to separate the embedded component from its host.

The Company treats a modification of the terms or conditions of an equity award in accordance with ASC Topic 718-20-35-3, by treating the modification as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of ASC Topic 718-20-35-3 over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. There is no modification of the terms or conditions of the warrant issued by the Company.

Deconsolidation

The Company accounts for the deconsolidation of a subsidiary by recognizing a gain or loss in net income/loss attributable to the parent, measured as the difference between:

a.	The aggregate of all of the following:

1.	The fair value of any consideration received;

2.	The fair value of any retained noncontrolling investment in the former subsidiary at the date the subsidiary is deconsolidated;

3.	The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated.

b.	The carrying amount of the former subsidiary’s assets and liabilities.

If the deconsolidation transactions were transacted with related parties under common control, the Group should not recognize gain on sales of the subsidiaries and losses should be recognized by the Company only when an impairment in value is indicated.

The Company has continued to operate the online store business through the other subsidiaries. Since the deconsolidated subsidiaries’ operating revenue was less than 1% of the Company’s consolidated revenue and the disposal did not constitute a strategic shift that would have a major effect on the Company’s operations and financial results. The results of operations for these subsidiaries were not reported as discontinued operations in the consolidated financial statements.

Revenue Recognition

The Company generates its revenue mainly from sales of healthcare products, automobiles, online store sales and internet information and advertising services.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Company generates revenues from sales of healthcare products, automobiles, online store sales and internet information and advertising services. No practical expedients were used when adoption ASC 606. Revenue recognition policies for each type of revenue stream are as follows:

Healthcare products

The Company sells nutraceutical and dietary supplements to third-party distributors and experience stores. Experience stores are owned by third parties, which are located in tourist sites where the sales consultants gave in-depth presentation of the origin, tradition and history of the Company’s products. Tourists are guided to enjoy a presentation of traditional Chinese herb culture offered by the distributors in the experience store and be presented with the Company’s healthcare products. The Company is a principal for the healthcare product sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to distributors’ or the experience stores’ premises and evidenced by signed acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to distributors or experience stores and the signing of their acknowledgment. Distributors and experience stores are required to pay under the customary payment terms, which is generally less than six months. According to the sales agreement, the healthcare product sold cannot be returned after the acknowledgement.

Automobiles

The Company sold automobiles in fiscal year 2022. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. The Company is a principal for the automobiles sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. According to the contract, the automobile sold cannot be returned after the customer acknowledgement. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment, which is within 3 months after sales.

Online store

The Company sells various goods through its online store business in fiscal year 2022. For all sales, the Company requires a sales order generated by the online store platform, which specifies pricing, quantity and product specifications. The Company is a principal for the online store sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment unless the customers require sales return within 7 days after the acknowledgement. Customers are required to pay to the third-party platform before the goods were send out and the Company will receive the amount from the third-party platform after the customer sign off the acceptance form on the platform.

Internet information and advertising service

The Company provides internet information and advertising service online. For all sales, the Company requires a signed contract and sales order, which specifies the price and service range. The Company is a principal for the services as i) the Company has the right to determine the sales price; ii) the Company bears the collection risks; iii) the Company is responsible to the service provided. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to provide specified information and advertising service to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The information and advertising service provided is satisfied at a point in time, which is the time when the information and advertising service is performed. No sales return is permitted after the service performed according to the contract signed. The selling price per click, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the completion of the service. Customers are required to pay to the Company in advance according to the contract.

All of the Company’s revenues from contracts with customers represent products transferred at a point in time as control is transferred to the customer and are generated in PRC. All of the Company’s revenues are recognized on a gross basis and presented as revenue on the consolidated statements of operations and comprehensive income/(loss).

The following table presents an overview of our sales from our product lines for the six months ended September 30, 2022 and 2021:

	For the six months ended September 30,
	2022	2021
Healthcare products	$28,103,868	$11,669,522
Online store	8,093,778	21,373,795
Internet information and advertising	754,600	8,252,060
Automobiles	16,037,762	5,589,207
Revenue	$52,990,008	$46,884,584

Cost of Revenues

Healthcare products

Cost of revenue of healthcare product is mainly composed of the cost of product sales, employees, depreciation expenses and other manufacturing overhead expenses that are directly attributable to the business.

Automobile

Cost of revenue of automobiles is mainly composed of the cost of automobiles and other miscellaneous expenses that are directly attributable to the business.

Online store

Cost of revenue of online store is mainly composed of the cost of goods sales and other miscellaneous expenses that are directly attributable to the business.

Internet information and advertising service

Cost of revenue of internet information and advertising service is mainly composed of the cost of service provide and other miscellaneous expenses that are directly attributable to the business.

Government Grants

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants as compensation for the Company’s research and development efforts. For the six months ended September 30, 2022 and 2021, the Company recognized government grants of nil and $20,739, respectively, for the government support of the Company’s research and development activities and patent applications. The government grants were recorded as other income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services, raw materials, and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred as selling and marketing expense. Shipping and handling costs were $18,543 and $167,519 for the six months ended September 30, 2022 and 2021, respectively.

Advertising Costs

Advertising costs expensed as economic benefits are consumed in accordance with ASC 720-35, “Other Expenses-Advertising Costs”. Advertising costs were $15,943,891 and $6,385,657 or the six months ended September 30, 2022 and 2021, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation to employees in accordance with ASC 718, “Compensation-Stock Compensation”. ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments, including the equity incentive plan, based on the grant date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. Stock option forfeitures are recognized at the date of employee termination. Effective April 1, 2019, the Company adopted ASU 2018-07 for the accounting of share-based payments granted to non-employees for goods and services and no material impacts to the Financial Statements.

Options

The fair value of options issued pursuant to the Company’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Group uses projected volatility rates based upon the Group’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Company’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of option would also vary accordingly.

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at September 30, 2022 and March 31, 2022.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. All of the tax returns of the Company and its subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing.

The Company is subject to Chinese tax laws. We are not subject to U.S. tax laws and local state tax laws. Our income and our related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and we are subject to Chinese tax laws, all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of China will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by us, reducing the amount available to pay dividends to the holders of our ordinary shares.

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends.

As of September 30, 2022, our PRC subsidiaries had an aggregate retained earnings of approximately RMB73.86 million (US$10.4 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

Value-added Tax

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is generally subject to the VAT for merchandise sales and services performed. Before May 1, 2018, the applicable VAT rate was 17%, while after May 1, 2018 and before April 1, 2019, the Company is subject to a VAT rate of 16%. After April 1, 2019, the Company is subject to a VAT rate of 13% based on the new Chinese tax law.

Earnings/ Loss per Share

Basic earnings/loss per share is computed by dividing net profit/loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Using the two class method, net profit/loss is allocated between Class A ordinary shares, Class B ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as Net profit divided by the weighted average common shares outstanding for the period. Diluted earnings/loss per share is calculated by dividing net profit/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year/period. Dilutive equivalent shares are excluded from the computation of diluted earnings/loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method. Except for voting rights, the Class A and Class B ordinary shares have all the same rights and therefore the earning/loss per share for both classes of shares are identical. The earning/loss per share amounts are the same for Class A and Class B ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

Foreign Currency Translation

The Company and its subsidiaries’ principal country of operations is the PRC. The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The consolidated statements of income and comprehensive income and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average rate of exchange, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2022	March 31, 2022	September 30, 2021
Period-end spot rate	US$1=RMB 7.0998	US$1=RMB 6.3482	US$1=RMB 6.4854
Average rate	US$1=RMB 6.7873	US$1=RMB 6.4083	US$1=RMB 6.4515

Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of income and comprehensive income.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. For the six months ended September 30, 2022, the CODM reviews financial information analyzed by customer, which only presented at the gross profit level with no allocation of operating expenses. Thus, the Company determined that it operates in four operating segments: (1) Healthcare products; (2) Automobiles; (3) Online store; and (4) Internet information and advertising service. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenue and expense are derived from within the PRC, no geographical segments are presented.

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As of September 30, 2022 and March 31, 2022, cash and cash equivalents of $11,108,835 (RMB 78,870,510) and $19,571,668 (RMB 124,244,865), respectively, is denominated in RMB and is held in PRC.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents in good credit quality financial institutions in China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Bank interest bearing loans are charged at variable interest rates within the reporting period. The Company is subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

COVID-19 Pandemic

The outbreak of COVID-19 began in January 2020 and was quickly declared as a Public Health Emergency of International Concern and subsequently a pandemic by the World Health Organization. A series of prevention and control measures including quarantines, travel restrictions, and the temporary closure of facilities were implemented across the country.

The Company was impacted by the COVID-19 pandemic in many ways, including the plump of closures of experience stores, diving sales by distribution channels, and shut down or partly shut down of production facilities for several months.

Despite the fact that China has largely brought the pandemic under control, there is still a high degree of uncertainty as to how the pandemic will evolve going forward. A new outbreak in China could cause new disruptions of our production, distribution and sales, and have an adverse impact on our business, financial condition and results of operations for the remainder of the six months ended September 30, 2022, which cannot be reasonably estimated at the current stage. The Company will regularly assess its business conditions and adopt measures to mitigate any new impact of the ongoing pandemic.

Related Parties

The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party. There were no related party transactions as of September 30, 2022.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and requires the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. In May 2020, the FASB issued ASC 2020-05 to defer the effective date for non-issuer entities that have not yet issued their financial statements reflecting the adoption of leases; the amended effective date for non-issuer entities is for fiscal years beginning after December 15, 2021.

The Company as an “emerging growth company” has elected to adopt the new lease standard as of the effective date applicable to non-issuers and has adopted the new lease standard on April 1, 2022 using the modified retrospective method. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. The adoption of this standard had no material impact on the Company’s consolidated financial position, results of operations and cash flow.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2022. The guidance should be applied on a prospective basis, and is not expected to have a material impact on the Company’s consolidated financial statements.

The Company adopted ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement on January 1, 2021 and the adoption of this standard did not have any material impact on the Company’s consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2022 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
Accounts receivable, gross	$25,168,865	$27,911,421
Less: allowance for doubtful accounts	(414,446)	(463,514)
Accounts receivable	$24,754,419	$27,447,907

The Company recorded net of allowance for doubtful accounts of $414,446 as of September 30, 2022 due to uncollectible balances from three overseas companies. The Company gives its customers credit period of 180 days and continually assesses the recoverability of uncollected accounts receivable. As of September 30, 2022, the balance of the Company’s accounts receivable was almost due within 180 days. As of March 31, 2022, the balance of the Company’s accounts receivable was almost within 180 days. The Company believes the balances of its accounts receivable are fully recoverable as of September 30, 2022.

NOTE 4 – INVENTORIES

All the inventories are located in China. Inventories consisted of the following as of September 30, 2022 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
Raw materials	$487,435	$786,082
Work in process	-	-
Finished goods	1,139,525	603,479
Total	$1,626,960	$1,389,561

No lower of cost or net realizable value adjustment was recorded as of September 30, 2022 and March 31, 2022, respectively.

No inventory provision or write-downs for the six months ended September 30, 2022 and 2021.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following as of September 30, 2022 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
Prepayments to suppliers	$4,968,167	$4,177,537
Loans receivables (a)	502,310	727,765
Deposit	704,681	691,070
Prepayments to technical provider	598,608	669,481
VAT-in	531,036	560,155
Prepayment to Weilan (b)	-	448,946
Receivable from disposal of subsidiaries(c)	563,396	408,106
Other current assets	-	226,173
Total	$7,868,198	$7,909,233

(a)	Loans receivables to third parties mainly represent loan agreements entered with certain third-party companies to support their daily operation or bridge loan of mortgage with maturity from six to nine months and the interest rate from 0.03% to 0.5% per day.

(b)	In the year ended March 31, 2022, the Company signed a cooperation agreement with a third party to invest in Hangzhou Weilan Automobile Co., Ltd. (“Weilan”) and paid $448,946 to the shareholders of Weilan. In June 2022, both parties agreed to terminate the cooperation agreement and the Company collected the full prepayment.

(c)	In the six months ended September 30, 2022, the Company disposed 24 subsidiaries due to the business optimization. The total receivables from disposal of these subsidiaries amounted to $581,079. Receivables of amounted to $17,683 has been collected by September 30, 2022 and the remained amount was fully collected in October, 2022.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following as of September 30, 2022 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
Buildings	$13,485,535	$15,345,997
Machinery	1,554,481	1,918,918
Furniture, fixture and electronic equipment	158,333	179,667
Vehicles	367,616	176,606
Total property plant and equipment, at cost	15,565,965	17,621,188
Less: accumulated depreciation	(6,220,313)	(6,374,373)
Property, plant and equipment, net	$9,345,652	$11,246,815

As of September 30, 2022 and March 31, 2022, the Company pledged its building with a carrying value of approximately $1.3 million and $2.1 million, respectively, as the collateral for short-term bank loans (see Note 10).

Depreciation expense was $737,542 and $452,494 for the six months ended September 30, 2022 and 2021, respectively. Depreciation allocated as manufacturing overhead to inventories was $139,979 and $309,154 for the six months ended September 30, 2022 and 2021, respectively.

The carrying amount of disposed property, plant and equipment recognized for the six months ended September 30, 2022 and 2021 were amounted to $96,076 and nil, respectively.

NOTE 7 – INTANGIBLE ASSETS, NET

	As of September 30,	As of March 31,
	2022	2022
Land use right, cost	$814,388	$910,808
Customer relationship (Note 14)	7,887,546	8,822,973
Trademark	9,859	11,027
Software, cost	1,008,329	1,127,710
Total	9,720,122	10,872,518
Less: accumulated amortization	(1,425,479)	(771,113)
Intangible assets, net	$8,294,643	$10,101,405

As of September 30, 2022 and March 31, 2022, the Company pledged its land use right on its land with a carrying value of $82,059 (12,120 square meters) and $93,140 (12,120 square meters), respectively, as the collateral for a short-term bank loan (see Note 10).

For the six months ended September 30, 2022 and 2021, the Company purchased new intangible assets of nil and $17,050, respectively. For the six months ended September 30, 2022 and 2021, the Company recorded no disposal of intangible assets.

As of September 30, 2022, the company concluded that there was no impairment of intangible assets.

Amortization expense was $771,357 and $64,936 for the six months ended September 30, 2022 and 2021, respectively.

Estimated future amortization expense is as follows as of September 30, 2022:

Six months ending September 30,	Amortization expense
2023	$1,542,714
2024	1, 542,714
2025	1, 542,714
2026	1, 542,714
2027	1, 542,714
Thereafter	581,073
$8,294,643

NOTE 8 – GOODWILL

Goodwill consisted of the following as of September 30, 2022 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
Shennong	$5,622,535	$6,288,219
Hekangyuan	3,243,419	3,627,427
Daji	-	168,555
Total	$8,865,954	$10,084,201

The changes in the carrying amount of goodwill for the years ended September 30, 2022 and March 31, 2022 were as follow:

	As of September 30,	As of March 31,
	2022	2022
Balance as of March 31	$10,084,201	$162,832
Acquisitions (Note 14)	-	20,237,015
Disposal	(157,650)	-
Impairment	-	(10,309,745)
Exchange gain and loss	(1,060,597)	(5,901)
Goodwill, net	$8,865,954	$10,084,201

The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of the multi-industry, full-link and full-closed-loop of Shennong, and cooperation of developing the health commodities business stably, combining the production and supply, jointly build a perfect supply chain system with Hekangyuan.

As of September 30, 2022, the company concluded that there was no impairment of goodwill.

NOTE 9 – PREPAID ASSETS

Prepaid assets consisted of the following as of September 30, 2022 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
Prepayments for advertising or marketing	$3,258,771	$5,485,325
Prepayment of celebrity endorsement fee	44,445	141,774
Total	$3,303,216	$5,627,099

Since October 1, 2018, the Company entered into agreements with exclusive distributors to provide subsidy of $152,177 to $913,062 (RMB 1.0 million to 6.0 million) to each exclusive distributor for advertising and marketing in the next 3 years when they open new stores. In November 2019, the Company also entered into a business development cooperation agreement with a service company located in the U.S, who provides market channel and advertisement supports to the Company, for a total of $1,600,000 over 3-years.

In October 2018, the Company paid a celebrity endorsement fee of $445,533 (RMB 3.0 million). The celebrity endorsement contract is for a period of 5 years.

NOTE 10 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following as of September 30, 2022 and March 31, 2022:

	As of September 30,	As of March 31,
	2022	2022
Industrial Bank Co., Ltd	$985,943	$1,102,675
Postal Saving Bank of China	1,042,283	1,165,685
Guangfa Bank Co., Ltd	119,722	-
Total	$2,147,948	$2,268,360

On May 4, 2018, the Company entered into a bank loan agreement with Industrial Bank Co., Ltd to borrow $1,039,578 (RMB 7.0 million) as working capital for one year with due date on April 21, 2019 and it was renewed in 2019 for another year. The loan bears a fixed interest rate of 1-year Loan Prime Rate (“LPR”) +2.19% on the date of drawing per annum. The loan facility agreement is personally guaranteed by Mr. Xuezhu Wang, Mr. Xianfu Wang, and Mrs. Yanying Lin. Based on guarantee contract the maximum guaranteed amount was RMB 7.0 million. The Company also pledged its building and land use rights as collaterals. Based on the pledge agreement, the maximum pledged amount was RMB 17.4 million. There were no loan guarantee fees paid to the personal guarantors. In April 2020, Fujian Happiness renewed the loan agreement with Industrial Bank Co. Ltd for $1,065,238 (RMB 7.0 million) bearing interest rate at LPR plus 1.45% per annum, payable monthly. The loan was expired and paid off in April 2021. In addition, the Company entered into a loan agreement of $1,065,238 (RMB 7.0 million) bearing interest rate at LPR plus 0.75% on June 9, 2021 and repaid it on June 5, 2022. On June 1, 2022, the Company entered into a new one-year loan agreement of $985,943 (RMB 7.0 million) bearing interest rate at LPR plus 0.9% with Industrial Bank Co., Ltd.

On June 24, 2019, the Company entered into a loan facility framework agreement with Postal Saving Bank of China. The agreement allows the Company to access a total borrowing of approximately $3.4 million (RMB 24.4 million) for short-term loans. The loan facility agreement is valid until June 23, 2025 and subject to renewal. The loan facility agreement is personally guaranteed by Mr. Xuezhu Wang and Happiness Nanping. The Company also pledged its building and land use right as collaterals. Pursuant to the loan facility agreement with Postal Saving Bank of China, which is valid from June 24, 2019 to June 23, 2025. On January 12, 2022 and January 13, 2022, the Company entered into a loan agreement of $845,094 (RMB 6.0 million) and $197,189 (RMB 1.4 million) short-term loans bearing fixed interest rate of 4.25%, which was due on January 10, 2023 and February 12, 2023, respectively. In addition, on April 7, 2020 and January 15, 2021, the Company entered into a loan agreement of RMB 1.7 million and RMB 6.0 million with Postal Saving Bank of China as working capital for one year, respectively. The loans bear a fixed interest rate of LPR+20 BP. The Company repaid RMB 1.7 million on April 6, 2021 and April 8, 2021, and repaid RMB 6.0 million on January 12, 2022.

On May 16, 2022, the Company entered into a loan agreement with Guangfa Bank of China. The agreement allows the Company to access a total borrowing of approximately $119,722 (RMB 85 million) for short-term loans. The loan facility agreement is valid until November 15, 2022. The loan facility agreement is personally guaranteed by Mr. Wenhui Lin.

The carrying values of the Company’s pledged assets to secure short-term borrowings by the Company are as follows:

	As of September 30,	As of March 31,
	2022	2022
Buildings, net	$1,312,095	$2,076,215
Land use rights, net	82,059	93,140
Total	$1,394,154	$2,169,355

For the six months ended September 30, 2022 and 2021, interest expense on all short-term bank loans amounted to $35,054 and $38,511, respectively.

NOTE 11 – SHARE BASED COMPENSATION

2020 Equity incentive plan

In February 2021, the Company adopted the 2020 Equity incentive plan which allows the Company to offer incentive awards to employee, directors and consultants (collectively, “the Participants”). Under the 2020 Equity incentive plan, the Company may issue incentive awards to the Participants to purchase no more than 3,500,000 ordinary shares with no restrictive legend affixed.

Share-based compensation expense of Nil and $351,812 was immediately recognized in general and administrative expenses for the six months ended September 30, 2022 and 2021 with no vesting conditions.

The fair values of share units are determined based on the fair value of the grant date of the Company’s ordinary shares.

NOTE 12 – SHAREHOLDERS’ EQUITY

Ordinary shares

Happiness Development was incorporated under the laws of the Cayman Islands on February 9, 2018. The Company issued 50,000 ordinary shares with par value of $1 to exchange for the ownership in Fujian Happiness from the former shareholders to Happiness Nanping.

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of Happiness Development Group Limited, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Nanping) Biotech Co., Ltd, a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Nanping.

In May 2018, the Company received $627,628 (RMB 4.0 million) from two investors into Fujian Happiness.

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 90,000,000 Ordinary shares and 10,000,000 Preferred shares. The authorized ordinary shares became 100,000,000 shares and the par value changed from $1 to $0.0005. On the same day, the Company cancelled 77,223,100 ordinary shares and sold additional 223,100 ordinary shares. The Company has retrospectively reflected the stock subdivision and cancellation in all periods presented in these financial statements.

On October 25, 2019, the Company announced the closing of its initial public offering of 2,000,000 ordinary shares, US$0.0005 par value per share (“Ordinary Shares”) at an offering price of $5.50 per share for a total of $11,000,000 in gross proceeds. The Company raised total net proceeds of $9,342,339 after deducting underwriting discounts and commissions and offering expenses.

The Company entered several Securities Purchase Agreement from September 2020 through March 2021. Pursuant to which, the Company issued 5,100,000 ordinary shares to the purchasers with a total consideration amounted $10,965,703. The Company collected total net proceeds of $10,725,700 after deducting commissions and offering expenses.

On March 15, 2021, the Company issued 381,580 ordinary shares to its management and employees for their service. The Company recorded compensation cost $778,423 according to the fair value of the shares issued.

On June 21, 2021, the Company issued an aggregate of 231,445 Class A ordinary shares of the Company to certain employees and a director for their services. The total compensation cost was $351,796.

On June 25, 2021, the Company entered several Securities Purchase Agreement with non-US investors. Pursuant to which, the Company issued 1,240,000 Class A ordinary shares to the purchasers with a total consideration amounted $2,157,600. The Company collected total net proceeds of $2,157,600 after deducting commissions and offering expenses.

On October 14, 2021, the Company issued an aggregate of 113,458 Class A ordinary shares of the Company to certain employees and a director for their services. The total compensation cost was $99,843.

On October 20, 2021, the Company entered into a certain equity agreement with Shennong for the purchase of 70% of the equity interest of Shennong at a consideration of RMB 103.0 million (approximately $16.1 million). The total consideration paid for the Equity Interests are RMB 48.0 million (approximately $7.5 million) in cash and 4,200,000 Class A ordinary shares of the Company. The Company issued an aggregate of 4,200,000 ordinary shares of the Company to certain transaction on November 12, 2021. The total compensation cost was $3,736,320.

On October 21, 2021, the Company held its annual meeting of shareholders for its fiscal year ending March 31, 2021. The Company approved as a special resolution an alteration to the share capital of the Company by: a: the conversion of each issued paid up Ordinary Share with a par value of $0.0005 each into stock (the “Stock”); b: the alteration of the authorized issued share capital of the Company from (i) US$50,000 divided into 90,000,000 Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Preferred Shares with a par value of US$0.0005 each; to (ii) 70,000,000 Class A Ordinary Shares with a par value of $0.0005 each, 20,000,000 Class B Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Preferred Shares with a par value of US$0.0005 each. Class A Ordinary Shares was entitled to one vote per share and to receive notice of, attend at and vote as a member at any general meeting of the Company; and be entitled to such dividends as the Board may from time to time declare; and generally be entitled to enjoy all of the rights attaching to shares. Class B Ordinary Shares was entitled to twenty (20) votes per share and to receive notice of, attend at and vote as a member at any general meeting of the Company; be entitled to such dividends as the Board may from time to time declare; and generally be entitled to enjoy all of the rights attaching to shares.

On January 12, 2022, the Company issued an aggregate of 1,133,200 Class A ordinary shares of the Company to certain employees for their services. The total compensation cost was $634,592.

On January 20, 2022, the Company entered several Securities Purchase Agreement with non-US persons. Pursuant to which, the Company issued 12,500,000 Class A ordinary shares to the purchasers with a total consideration amounted $10,000,000. The Company collected total net proceeds of $10,000,000 after deducting commissions and offering expenses.

On March 4, 2022, the Company entered into a certain equity transfer agreement with Hekangyuan for the purchase of 100% of the equity interest of Hekangyuan at a consideration of $12.0 million. The total consideration paid for the Equity Interests are $8.0 million in cash and 10,000,000 Class A ordinary shares of the Company. The Company issued an aggregate of 10,000,000 ordinary shares of the Company to certain transaction on March 7, 2022. The total compensation cost was $3,560,000.

On March 10, 2022, the Company entered several Securities Purchase Agreement with non-US investors. Pursuant to which, the Company issued 19,200,000 Class A ordinary shares to the purchasers with a total consideration amounted $6,720,000. The Company collected total net proceeds of $6,720,000 after deducting commissions and offering expenses.

On September 1, 2022, all of the directors of the Company pass the resolutions of Share Consolidation. After the Share Consolidation, each twenty issued and outstanding shares of the Company shall be combined into one issued and outstanding shares of the Company, and the Company’s authorized share capital will be US$50,000 divided into 3,500,000 Class A ordinary shares, par value US$0.01 each, 1,000,000 Class B ordinary shares, par value US$0.01 each, and 500,000 preferred shares, par value US$0.01 each.

Non-controlling Interest

Non-controlling interests represent the interest of non-controlling shareholders in Happiness Development Group Limited based on their proportionate interests in the equity of that company adjusted for their proportionate share, which is 30% to 49% of the particular subsidiaries, of income or losses from operations. See Note 1 for details of the Company and its operating subsidiaries ownership.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory reserve and the discretionary reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. In 2021, $5,558,669 was appropriated by Fujian Happiness to the statutory surplus reserve and the statutory reserve reached 50% of its registered capital. The statutory reserve has reached 50% of its registered capital amounted to $7,622,765 as of March 31, 2021. The reserved amounts as determined pursuant to PRC statutory laws amounted $7,622,765 and $7,622,765 as of September 30, 2022 and March 31, 2022.

Under PRC laws and regulations, statutory reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company in PRC amounted $18,476,985 and $19,978,449 as of September 30, 2022 and March 31, 2022, respectively.

As of September 30, 2022, our PRC subsidiaries had an aggregate retained earnings of approximately RMB73.86 million (US$10.4 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time.

Warrants

In October 2019, the Company granted to the underwriters warrants to purchase up to a total of 184,000 ordinary shares (equal to 8% of the aggregate number of ordinary shares sold in the offering, if over-allotment shares are placed by the underwriters. Without over-allotment share issuance, a total of 160,000 warrants will be granted). The warrants will be exercisable at an exercise price equal to one hundred twenty percent (120%) of the offering price, in whole or in parts, at any time from issuance and expire five (5) years from the effective date of the offering.

The Company’s outstanding and exercisable warrants as of September 30, 2022 are presented below:

	Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Warrants Outstanding as of March 31, 2020	160,000	$6.60	4.6	$-
Warrants granted	-	$-	-	-
Warrants forfeited	-	-	-	-
Warrants exercised	-	$-	-	-
Warrants Outstanding as of March 31, 2021	160,000	$6.60	3.6	$-
Warrants Outstanding as of March 31, 2022	160,000	$6.60	2.6	$-
Warrants Outstanding as of September 30, 2022	160,000	$6.60	2.1	$-

NOTE 13 – TAXES

(a) Corporate Income Taxes (“CIT”)

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Happiness Hong Kong was incorporated in Hong Kong and is subject to a statutory income tax rate of 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, both domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25% while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Fujian Happiness, the Company’s main operating entity in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% from December 2019 to December 2022.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2022 and March 31, 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended September 30, 2022 and 2021, respectively, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2022.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the six months ended September 30
	2022	2021
PRC statutory income tax rate	25.0%	25.0%
Effect of PRC preferential tax rate	(10.0)	(10.0)%
Effect of other un-deductible expenses	(2.3)%	-
Effect of other deductible expenses	1.9%	13.5%
Total	14.6%	1.5%

The provision for income tax consisted of the following:

	For the six months ended September 30,
	2022	2021
Current income tax provision	$(59,486)	$(149,429)
Deferred income tax provision	(2,836,942)	-
Total	$(2,896,428)	$(149,429)

The deferred income tax assets and liabilities as below:

	As of September 30,	As of March 31,
	2022	2022
Net accumulated loss-carry forward	$1,507,355	$4,402,633
Less: valuation allowance	(853,093)	(606,141)
Net deferred tax assets	$654,262	$3,796,492

	As of September 30,	As of March 31,
	2022	2022
Intangible assets arising from acquisition	$(1,774,698)	$(2,079,986)
Total deferred tax liabilities	$(1,774,698)	$(2,079,986)

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company recorded deferred tax assets of $654,262 and deferred tax liabilities of $ 1,774,698 as of September 30, 2022 and deferred tax assets of $3,796,492 and deferred tax liabilities of $2,079,986 as of March 31, 2022.

(b) Taxes Payable

The Company’s taxes payable as of September 30, 2022 and March 31, 2022 consisted of the following:

	As of September 30	As of March 31,
	2022	2022
Income tax payable	$224,982	$15,078
VAT payable	66,286	2,189
Other tax payables	43,262	19,958
Total	$334,530	$37,225

NOTE 14 – BUSINESS COMBINATION

Acquisition of Shennong

On November 12, 2021, the Company acquired 70% equity interest of Shennong with total cash consideration of $7.5 million (RMB 48.0 million) and 4,200,000 Class A ordinary shares of the Company. The Class A Ordinary Shares were registered on November 12, 2021, valued at $0.8896 per share. Shennong is a company incorporated in Fujian, the PRC and focus on agriculture products, electronic products and hardware products. Acquisition of Shennong has strengthen the supply-chain as well as the industrial integration of online store. According to the share transfer agreement signed with the transferer, the Company owns the right to require the transferer purchasing back all the equity interests in cash of RMB 72.1 million if the target company doesn’t meet the profit target. In the year ended March 31, 2021, the Company has paid $9.1 million (RMB 60.0 million) to the transferer as a deposit of this acquisition. And the overpaid RMB 12.0 million (approximately $1.9 million with $0.3 million exchange gain) has been collected back in the year ended March 31, 2022. The results of Shennong have been included in the consolidated financial statements of the Company since the acquisition date of November 12, 2021.

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed, intangible assets identified, contingent consideration and non-controlling interests as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were customer relationships with definite useful life. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on closing market price of the Company’s common share on the acquisition date.

According to the independent valuation report, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values. Fair value of the non-controlling interests was evaluated based on the equity value of Shennong derived by the discounted cash flow method after considering a discount for lack of control:

Fair value of total consideration transferred:
Equity instrument (4.2 million Class A Ordinary Shares issued)	$3,736,320
Cash consideration	7,492,391
Subtotal	$11,228,711

Recognized amounts of identifiable assets acquired and liability assumed:
Cash	$59,091
Current assets other than cash	13,591,825
Intangible asset – customer relationships	4,214,470
Current liabilities	(13,650,246)
Deferred tax liabilities	(1,053,617)
Total identifiable net assets	$3,161,523
Fair value of non-controlling interests*	4,010,254
Goodwill*	$12,077,442

*	The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of the multi-industry, full-link and full-closed-loop of Shennong.

Non-controlling interest was recognized and measured at fair value on the acquisition date by the Company.

Acquisition of Hekangyuan

On March 4, 2022, the Company acquired 100% equity interest of Hekangyuan with total cash consideration of $8 million and 10,000,000 Class A Ordinary Shares of the Company. The Class A Ordinary Shares were registered on March 4, 202, valued at $0.365 per share. Hekangyuan is a company incorporated in Fujian, the PRC and focus on the sales of healthcare products and optical glasses. The acquisition has further strengthened the distribution network of the Company. According to the share transfer agreement signed with the transferer, the Company owns the right to require the transferer purchasing back all the equity interests in cash of $12.0 million if the target company doesn’t meet the profit target. The results of Hekangyuan have been included in the consolidated financial statements of the Company since the acquisition date of March 4, 2022.

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed, intangible assets identified and contingent consideration as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were customer relationships with definite useful life. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on closing market price of the Company’s common share on the acquisition date.

According to the independent valuation report, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values was as follows:

Fair value of total consideration transferred:
Equity instrument (10 million Class A Ordinary Shares issued)	$3,650,000
Cash consideration	8,000,000

Subtotal	$11,650,000

Recognized amounts of identifiable assets acquired and liability assumed:
Cash	$1,164
Current assets other than cash	1,882,139
Property, plant and equipment, net	187
Intangible asset – customer relationships	4,582,227
Current liabilities	(1,829,733)
Deferred tax liabilities	(1,145,557)
Total identifiable net assets	$3,490,427
Fair value of non-controlling interests	-
Goodwill*	$8,159,573

*	The goodwill generated from the expected synergies from the cooperation of developing the health commodities business stably, combining the production and supply, jointly build a perfect supply chain system with Hekangyuan.

The business combination accounting is provisionally complete for all assets and liabilities acquired on the acquisition date and the Company will continue to evaluate the asset values within the 1-year timeframe according to ASC 805.

NOTE 15 – DECONSOLIDATION

During the year, the Company has disposed several subsidiaries supporting the online store business to optimize the Company’s structure and recognized loss resulting from the deconsolidation amounted to $67,501 and nil, for the six months ended September 30, 2022 and 2021, respectively.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

As of September 30, 2022 and March 30, 2022, Company has no significant leases or unused letters of credit.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2022 and March 30, 2022, Company has no pending legal proceedings.

NOTE 17 – SEGMENT REPORTING

Before March 31, 2021, the Company’s CODM, chief executive officer, measures the performance of the Company based on metrics of revenue only and doesn’t focus on any profit of the business. Starting from April 1, 2021, the Company’s CODM, chief executive officer, measures the performance of each segment based on metrics of revenue and gross profit and uses these results to evaluate the performance of, and to allocate resources to each of the segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented. The Company does not allocate assets and operating expenses to its segments as the CODM does not evaluate the performance of segments using asset and operating expenses information.

For the six months ended September 30, 2022, the Company has determined that it operates in four operating segments: (1) Healthcare products; (2) Automobile; (3) Online store; and (4) Internet information and advertising service. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies.

The following tables present the summary of each reportable segment’s revenue and gross profit, which is considered as a segment operating performance measure, for the six months ended September 30, 2022:

	Six months ended September 30, 2022
	Healthcare products	Automobile	Online store	Internet information and advertising service	Consolidated
Revenues	$28,103,868	$16,037,762	$8,093,778	$754,600	$52,990,008
Cost	$(26,249,334)	$(15,722,861)	$(7,740,129)	$(747,818)	$(50,460,142)
Segment gross profit	$1,854,534	$314,901	$353,649	$6,782	$2,529,866
Segment gross profit margin	6.6%	2.0%	4.4%	0.9%	4.8%

NOTE 18 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company’s sales are made to customers that are located primarily in China. For the six months ended September 30, 2022 and 2021, no individual customer accounted for more than 10% of the Company’s total revenues.

For the six months ended September 30, 2022, no individual suppliers accounted for more than 10% of the Company’s total purchases. For the six months ended September 30, 2021, the Company purchased a substantial portion of goods from two third-party suppliers (52.68% of total purchase for the six months ended September 30, 2021).

NOTE 19 – SUBSEQUENT EVENTS

In October 2022, the Company entered into certain equity transfer agreements with certain purchasers, pursuant to which the Company agreed to transfer the 70% of the equity interests in Happy Automobile Service (Nanping) Co., Ltd. in the consideration of RMB 1,444,600 (approximately $0.2 million) in cash; transfer the 100% of the equity interests in Happy Buy (Nanping) Automobile Sales Co., Ltd., in the consideration of RMB 3.4 million (approximately $0.48 million) in cash; transfer the 100% of the equity interests in Happy Travel Technology (Fujian) Co., Ltd, and the 100% of the equity interests in Fuzhou Taochejun Culture Media Co., Ltd. with no consideration.

In December 2022, the Company entered into an equity tranfer agreement with a third party to transfer the 60% of the equity interests in Taochejun (Fuzhou) Automotive Technology Co., Ltd., with no consideration.

In October 2022, Wuhan Xingfu Youxuan Automobile Sales Co., Ltd. was dissolved.

On December 27, 2022, the Company entered into certain securities purchase agreement (the “SPA”) with certain sophisticated purchasers (the “Purchasers”), pursuant to which the Company agreed to sell 3,000,000 Class A ordinary shares, (the “Shares”) par value $0.01 per share (the “Ordinary Shares”), at a per share purchase price of $2.00. The gross proceeds to the Company from this transaction were approximately $6.0 million. The Company plans to use 50% of the gross proceeds in a collaboration with DMG Tech Investment Ltd., and the rest for the general corporate purpose. As of the date of this report, there are 3,342,730 Class A ordinary shares and 612,255 Class B ordinary shares issued and outstanding. On January 18, 2023, the offering was closed as all the closing conditions were met or otherwise waived.

On December 28, 2022, the Company entered into a collaboration agreement (the “Collaboration Agreement”) with DMG Tech Investment Ltd, a limited liability company established under the laws of Delaware (“DMG”). DMG holds license of certain intellectual property to the development and operation of the certain animation experience in China and Korea. Pursuant to the Collaboration Agreement, DMG agreed to negotiate with the licensor to obtain the license in the U.S., and use best efforts to ensure that such rights include use of the license in development of location based entertainment centers, pop up experiences, non-fungible tokens, and merchandising. DMG also agreed to transfer the new license to a joint venture, which will be jointly owned by the Company and DMG or their respective designees. In exchange, the Company agreed to pay DMG $3 million in cash to DMG.

The Company evaluated all events and transactions that occurred after September 30, 2022 through the date of the issuance of the consolidated financial statements on January 28, 2023 and noted that there were no other material subsequent events.